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                             December 23, 2021

       Sze Hon, Johnson Chen
       Chief Executive Officer
       Magic Empire Global Limited
       3/F, 8 Wyndham Street
       Central, Hong Kong

                                                        Re: Magic Empire Global
Limited
                                                            Amendment No. 2 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted November
12, 2021
                                                            CIK No. 0001881472

       Dear Mr. Chen:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement submitted November 12, 2021

       Cover page

   1. Please disclose here whether your auditor is subject to the determinations announced by the PCAOB on December
16, 2021 and whether and how the Holding Foreign Companies
                                                        Accountable Act and
related regulations will affect your company.
   2. Please refer to comment 4 in our letter dated September 30, 2021. Please disclose here whether you need to
obtain any government approvals to operate in Hong Kong or offer the securities. Please
also describe the consequences to you and your investors if you or your subsidiaries: (i)
do not receive or maintain such permissions or approvals, (ii)
 Sze Hon, Johnson Chen
Magic Empire Global Limited
December 23, 2021
Page 2
       inadvertently conclude that such permissions or approvals are not required, or (iii)
       applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
3. Please refer to comment 5 in our letter dated September 30, 2021. Please describe here how cash is transferred through your organization and disclose your intentions to distribute earnings. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements. We note in this regard your disclosure on pages 3-4.
        You may contact Rolf Sundwall at (202) 551-3105 or Mark Brunhofer at
(202) 551- 3638
if you have questions regarding the financial statements and related matters. Please contact Eric
Envall at (202) 551-3234 or J. Nolan McWilliams at (202) 551-3217 with any other questions.



                                                            Sincerely,
FirstName LastNameSze Hon, Johnson Chen
                                                            Division of
Corporation Finance
Comapany NameMagic Empire Global Limited
                                                            Office of Finance
December 23, 2021 Page 2
cc:       Lawrence S. Venick, Esq.
FirstName LastName